EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

September 30, 2015

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements of Eurasian Minerals Inc. for the nine months ended September 30, 2015 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

ASSETS	September 30, 2015	December 31, 2014

Current
Cash and cash equivalents	$807,384	$6,450,308
Investments (Note 3)	558,810	743,786
Receivables (Note 4)	1,800,545	838,837
Prepaid expenses	75,459	52,209
Total current assets	3,242,198	8,085,140

Non-current
Restricted cash (Note 5)	290,976	230,144
Property and equipment (Note 6)	652,196	751,229
Investment in associated companies (Note 7)	3,572,393	4,072,737
Strategic investments (Note 3)	281,905	299,524
Exploration and evaluation assets (Note 8)	2,420,311	2,379,886
Royalty interest (Note 9)	32,512,837	29,327,960
Reclamation bonds (Note 10)	810,552	823,447
Goodwill (Note 11)	8,219,023	8,217,542
Other assets	104,484	104,484
Total non-current assets	48,864,677	46,206,953

TOTAL ASSETS	$52,106,875	$54,292,093

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 14)	$702,257	$559,049
Advances from jointv enture partners (Note 12)	163,960	429,175
Total current liabilities	866,217	988,224

Non-current
Deferred income tax liability	8,219,023	8,217,542

TOTAL LIABILITIES	9,085,240	9,205,766

SHAREHOLDERS' EQUITY
Capital stock (Note 13)	117,000,052	116,766,102
Commitment to issue shares	125,408	306,999
Reserves	20,516,000	15,443,247
Deficit	(94,619,825)	(87,430,021)
TOTAL SHAREHOLDERS' EQUITY	43,021,635	45,086,327

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$52,106,875	$54,292,093

Nature of operations and going concern (Note 1)
Event after the reporting date (Note 18)

Approved on behalf of the Board of Directors on November 12, 2015

Signed: “David M Cole”	Director	Signed: “Larry Okada”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS
(Unaudited - Expressed in Canadian Dollars)

	Three month period	Three month period	Nine month	Nine month
	ended	ended	period ended	period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

ROYALTY INCOME	$369,453	$558,091	$1,145,021	$1,780,472
Cost of sales
Gold tax	(18,473)	(27,905)	(57,251)	(89,024)
Depletion	(407,482)	(309,471)	(1,200,675)	(1,016,943)
Ne troyalty (loss) income	(56,502)	220,715	(112,905)	674,505

EXPLORATION EXPENDITURES (Note 8)	1,565,437	1,929,346	4,693,745	6,466,853
Less: recoveries	(332,254)	(609,039)	(1,064,992)	(2,692,422)
Net exploration expenditures	1,233,183	1,320,307	3,628,753	3,774,431

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	202,368	226,734	679,857	691,336
Depreciation (Note 6)	15,368	34,488	87,496	103,945
Investor relations and share holder information	53,866	122,189	183,837	265,745
Professional fees	174,936	142,968	342,781	245,598
Salaries and consultants	179,480	306,147	810,740	971,966
Share-based payments (Note 13)	(3,949)	80,984	440,164	959,671
Transfer agent and filing fees	7,520	8,000	103,354	112,939
Travel	12,403	68,241	52,803	137,274
Total general and administrative expenses	641,992	989,751	2,701,032	3,488,474

Loss from operations	(1,931,677)	(2,089,343)	(6,442,690)	(6,588,400)

Change in fair value of fair value throught profit or
loss investments	(120,724)	(73,287)	(334,167)	(27,355)
Gain on acquisition and sale of exploratio nand
evaluation assets	-	-	132,286	-
Equity loss in associated companies (Note 7)	(141,730)	(188,523)	(500,344)	(687,979)
Foreign exchange gain (loss)	111,387	374,908	162,523	250,996
Realized gain (loss) on sale of investments	-	-	(8,387)	(19,049)
Other (Note 14)	33,352	17,343	(199,025)	70,371
Write down of goodwill (Note 11)	(426,445)	-	(1,180,574)	-
Gain(loss) on derecognition and sale of property and
equipment	-	15,400	-(115,518)

Loss before income taxes	(2,475,837)	(1,943,502)	(8,370,378)	(7,116,934)
Deferred income tax recovery	426,445	598,039	1,180,574	809,259

Loss for the period	$(2,049,392)		$(7,189,804)	$(6,307,675)

Basic and diluted loss per share	$(0.03)	$(0.02)	$(0.10)	$(0.09)

Weighted average number of common shares outstanding	73,473,069	73,104,343	73,462,677	73,092,092

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited - Expressed in Canadian Dollars)

	Three month period	Three month period	Nine month	Nine month
	ended	ended	period ended	period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Loss for the period	$(2,049,392)	$(1,345,463)	$(7,189,804)	$(6,307,675)

Other comprehensive income (loss)
Change in fair value of available-for-sale investments	(176,190)	(158,572)	(17,619)	(153,810)
Currency translation adjustment	2,573,225	1,302,746	4,630,169	1,199,870

Comprehensive income (loss) for the period	$347,643	$(201,289)	$(2,577,254)	$(5,261,615)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

	Nine month period ended	Nine month period ended
	September 30,2 015	September 30, 2014
Cash flows from operating activities
Loss for the period	$(7,189,804)	(6,307,675)
Items not affecting operating activities:
Interest income received	(48,643)	(70,371)
Unrealized foreign exchange effect on cash and cash equivalents	200,608	54,415
Items not affecting cash:
Change in fair value of fair value throught profit or loss investments	334,167	27,355
Commitment to issue shares	52,359	323,574
Share-based payments	460,203	835,324
Deferred income tax recovery	(1,180,574)	(809,259)
Depreciation	159,011	222,964
Depletion	1,200,675	1,016,943
Write down of goodwill	1,180,574	-
Realized gain (loss) on sale of investments	8,387	19,049
Gain on acquisition and sale of exploration and evaluation assets	(42,755)	-
Gain (loss) on derecognitiona nd sale of property and equipment	-	115,518
Derecognition of property and equipment on sale of exploration and evaluation assets	6,490	-
Derecognition of property and equipment in exploration and evaluation costs	(24,922)	-
Equity loss in associated companies	500,344	687,979
Unrealized foreign exchange (gain) loss	246,652	(253,340)
Shares received from joint venture partners included in exploration recoveries	(115,000)	(25,000)
Changes in non-cash working capital items:
Receivables	(961,578)	202,270
Prepaid expenses	(21,749)	3,033
Accounts payable and accrued liabilities (Note 14)	121,731	(215,153)
Advances from joint venture partners	(265,215)	(107,287)
Total cash used in operating activities	(5,379,039)	(4,279,661)

Cash flows from investing activities
Acquisition of exploration and evaluation assets, net option payments received	(78,039)	-
Interest received on cash and cash equivalents	48,643	70,371
Conversion feature on promissory notes	(52,063)	-
Proceeds from sale of fair value through profit and loss investments, net	7,450	261,301
Purchase of available-for-sale financial instruments	-	(500,000)
Purchase of investments in associated companies	-	(1,063,036)
Restricted cash	(60,832)	5,321
Purchase and sale of property and equipment, net	(34,532)	61,343
Reclamation bonds	106,096	(42,151)
Total cash used in investing activities	(63,277)	(1,206,851)

Effect of exchange rate changes on cash and cash equivalents	(200,608)	(54,415)
Change in cash and cash equivalents	(5,642,924)	(5,540,927)
Cash and cash equivalents, beginning	6,450,308	12,683,069
Cash and cash equivalents, ending	$807,384	$7,142,142

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited - Expressed in Canadian Dollars)

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2014	73,371,710	$116,766,102	$306,999	$9,562,905	$5,880,342	$(87,430,021)	$45,086,327
Shares issued as incentive stock grants	163,000	233,950	(233,950)	-	-	-	-
Commitment to issue shares	-	-	52,359	-	-	-	52,359
Share-based payments	-	-	-	460,203			460,203
Foreign currency translation adjustment	-	-	-	-	4,630,169	-	4,630,169
Change in fair value of financial instruments	-	-	-	-	(17,619)	-	(17,619)
Loss for the period	-	-	-	-	-	(7,189,804)	(7,189,804)
Balance as at September 30, 2015	73,534,710	$117,000,052	$125,408	$10,023,108	$10,492,892	$(94,619,825)	$43,021,635

				Reserves
			Commitment		Accumulated other
	Number of		Share-based	Share-based	comprehensive gain
	common shares	Capital stock	toissueshares	payments	(loss)	Deficit	Total
Balance as at December 31, 2013	72,980,209	$116,151,675	$544,877	$8,569,269	$2,694,881	($69,981,980)	$57,978,722
Shares issuedas incentive stock grants	211,000	295,550	(295,550)	-	-	-	-
Commitment to issue shares	-	-	323,574	-	-	-	323,574
Share based payments	-	-	-	835,324	-	-	835,324
Foreign currency translation adjustment	-	-	-	-	1,199,870	-	1,199,870
Change in fair value of financial instruments	-	-	-	-	(153,810)	-	(153,810)
Loss for the period	-	-	-	-	-	(6,307,675)	(6,307,675)
Balance as at September 30 ,2014	73,191,209	$116,447,225	$572,901	$9,404,593	$3,740,941	$(76,289,655)	$53,876,005

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2015

1. NATURE OF OPERATIONS AND GOING CONCERN

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries are engaged in the acquisition, exploration and evaluation of mineral assets in Turkey, Haiti, Europe, U.S.A. and the Asia Pacific region, and the investment in a royalty income stream in Nevada, U.S.A. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol of “EMX” and on the NYSE MKT under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Management believes it has sufficient funding for operations for the ensuing year, which results in the going concern assumption being an appropriate underlying concept for the preparation of these consolidated financial statements (Note 18).

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these consolidated financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

These consolidated financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2014.

Summary of Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the year ended December 31, 2014.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2015

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (continued)

Accounting pronouncements not yet effective

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Significant Judgments and Estimates

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2015 are consistent with those applied in the Company’s December 31, 2014 audited consolidated financial statements.

3. INVESTMENTS

The Company had the following investments:

		Accumulated
September 30, 2015	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$2,051,587	$(1,544,840)	$506,747
Conversion feature on promissory notes (Note7)	52,063	-	52,063
Total Fair value through profit or loss	2,103,650	(1,544,840)	558,810
Available-for-sale
Marketable securities	980,000	(698,095)	281,905
Total investments	$3,083,650	$(2,242,935)	$840,715

		Accumulated
December 31, 2014	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,952,424	$(1,208,638)	$743,786
Available-for-sale
Marketable securities	980,000	(680,476)	299,524
Total investments	$2,932,424	$(1,889,114)	$1,043,310

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2015

4. RECEIVABLES

The Company’s receivables arise from royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	September 30, 2015	December 31, 2014
Royalty income receivable	$133,375	$142,864
Refundable taxes	269,111	243,503
Recoverable exploration expenditures and advances	405,393	274,085
Promissory notes (Note 7)	645,205	-
Other	347,958	178,385
Total	$1,801,042	$838,837

The carrying amounts of the Company’s receivables are denominated in the following currencies:

Currency	September 30, 2015	December 31, 2014
Canadian Dollars	$45,055	$102,952
US Dollars	1,611,881	588,829
Turkish Lira	129,958	133,440
Swedish Krona	7,426	12,574
Other	6,722	1,042
Total	$1,801,042	$838,837

5. RESTRICTED CASH

At September 30, 2015, the Company classified $290,976 (December 31, 2014 - $230,144) as restricted cash. This amount is comprised of $193,090 (December 31, 2014 - $148,334) held as collateral for its corporate credit cards, $67,045 (December 31, 2014 - $50,960) held as a security deposit for the Company’s Haiti exploration program, and $30,841 (December 31, 2014 - $30,850) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2015

6. PROPERTY AND EQUIPMENT

During the nine month period ended September 30, 2015, depreciation of $71,515 (2014 - $79,610) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2014	$91,713	$177,352	$6,023	$84,651	$572,443	$414,526	$1,346,708
Additions	23,564	10,365	12,552	18,292	22,055	-	86,828
Disposals and derecognition	-	(2,152)	(3,059)	(24,975)	-	-	(30,186)
As at September 30, 2015	$115,277	$185,565	$15,516	$77,968	$594,498	$414,526	$1,403,350

Accumulated depreciation
As at December 31, 2014	$91,713	$132,031	$3,958	$50,594	$317,183	$-	$595,479
Additions	6,727	37,317	10,454	9,082	95,431	-	159,011
Disposals and derecognition	-	(1,680)	(1,656)	-	-	-	(3,336)
As at September 30, 2015	$98,440	$167,668	$12,756	$59,676	$412,614	$-	$751,154
Net book value
As at December31, 2014	$-	$45,321	$2,065	$34,057	$255,260	$414,526	$751,229
As at September 30, 2015	$16,837	$17,897	$2,760	$18,292	$181,884	$414,526	$652,196

During the nine month period ended September 30, 2015, the Company acquired and sold certain exploration and evaluation assets for a net gain of $132,286. Included in this gain was the disposal of property and equipment with a net book value of $6,490. Also, during the nine month period ended September 30, 2015 the Company disposed of property and equipment with a net book value of $20,360 in lieu of cash severance payments to former employees of the Company. The amount has been included in exploration and evaluation expenses.

7. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 42.22% equity investment in IG Copper, LLC (“IGC”). At September 30, 2015, the Company has paid an aggregate of US$7,892,345 towards its investment (December 31, 2014 - US$7,892,345). At September 30, 2015, the Company’s investment less its share of accumulated equity losses was $3,572,393 (December 31, 2014 - $4,072,737). The Company’s share of the net loss for the nine month period ended September 30, 2015 was $500,344 (2014 - $687,979).

On February 5, 2015, the Company entered into a convertible loan agreement with IGC allowing IGC to borrow up to US$100,000 per month to a maximum of US$500,000. The loan carries an interest rate of 8% per annum and the full amount of the principal and interest is due February 5, 2016. At any time prior to the maturity date, the Company has the right to convert all or any part of the principal sum and accrued interest into membership units at US$6.00 per unit. If IGC completes a financing at less than US$6.00 per unit, the conversion price will be adjusted to the price used in the financing. Each membership unit represents a single membership interest in IGC. As at September 30, 2015 the Company has advanced US$500,000 which is included in receivables.

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

At December 31, 2014, the Company had a 49% equity investment in a private Turkish company (“Turkish Co”) with Chesser Resources Ltd; an Australian Stock Exchange listed Exploration Company. During the nine month period ended September 30, 2015, the Company purchased the remaining 51% interest in the Turkish company (Note 8). As such, the books and records of the Turkish company are consolidated as a 100% owned subsidiary of the Company. The carrying value of the investment prior to the purchase and as at December 31, 2014 was $Nil and the Company’s share of the net loss of the joint venture for the nine month period ended September 30, 2015 was $Nil (2014 - $Nil).

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2015

7. INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

As at September 30, 2015, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

September 30, 2015	IGC
Aggregate assets	$7,161,847
Aggregate liabilities	(3,095,492)
Income (loss) for the period	(1,185,088)
The Company's ownership%	42.22%
The Company's share of loss for the period	(500,344)

As at December 31, 2014, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2014	Turkish Co	IGC
Aggregate assets	$101,315	$4,841,462
Aggregate liabilities	(271,424)	(809,260)
Income (loss) for the period	(154,215)	(2,606,384)
The Company's ownership%	49.00%	42.34%
The Company's share ofloss for the period	-	(1,086,649)

8. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At September 30, 2015 and December 31, 2014, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	September 30, 2015	December 31, 2014
Asia Pacific	Various	$81,124	$81,124
Haiti	Various	56,085	56,085
Sweden	Various	16,671	16,671
	Viadroyalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Sisorta	114,126	-
	Trab	78,587	78,587
United States	SuperiorWest,Arizona	1,105,579	1,179,280
of America	Yerington,Nevada	393,095	393,095
Total		$2,420,311	$2,379,886

Changes during the Nine Months Ended September 30, 2015

On February 10, 2015, the Company amended an option agreement originally entered into on June 30, 2013 to sell its 100% interest in AES Madencilik A.S., a Turkish corporation that controls the Akarca property, for a combination of cash payments, gold bullion, work commitments, and a royalty interest to Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company. As part of the amendment, the Company received US$100,000 and extended the payment term from 18 months to 24 months to meet the remaining payment requirements. However, subsequent to September 30, 2015, Colakoglu advised that it was foregoing the exercise of its option and Eurasian regained 100% control of the project.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2015

8. EXPLORATION AND EVALUATION ASSETS (Continued)

Changes during the Nine Months Ended September 30, 2015 (continued)

On April 2, 2012, the Company and Chesser Resources Ltd (“Chesser”) executed an agreement to sell the Sisorta property to Colakoglu for a combination of option payments and expenditure requirements. Colakoglu terminated the option effective March 21, 2013, leaving Chesser and the Company with a 51% and 49% interest in the Sisorta project, respectively. Until March 2015, the Company accounted for its 49% interest as an Investment in Associated Company (Note 7) and had written down the value of the investment to $Nil due to the pick-up of its share of net losses in the associated company. On March 20, 2015, Chesser and the Company signed definitive agreements pursuant to which the Company acquired all of Chesser’s interest in the Sisorta project for a total purchase price of AU$162,092. The purchase price was accounted for as an asset acquisition. As a result of the purchase, the Company recorded a gain on acquisition of $42,754, and $114,126 was allocated to exploration and evaluation assets.

On May 4, 2015, the Company entered into an exploration and option to purchase agreement, through its wholly owned subsidiary Bronco Creek Exploration, for the Superior West project with Kennecott Exploration Company (“Kennecott”). Pursuant to the agreement, Kennecott can earn a 100% interest in the project by making cash payment upon execution of the agreement of US$149,187 (received), and thereafter completing US$5,500,000 in exploration expenditures and paying annual option payments totaling US$1,000,000 before the fifth anniversary of the agreement. For the execution payment, US$50,000 ($52,500) was applied against the Superior West capitalized costs, and the balance of US$99,187 was a direct reimbursement to the Company for holding costs to maintain the property in good standing. Upon exercise of the option EMX will retain a 2% net smelter return (“NSR”) royalty on the properties. Kennecott has the right to buy down 1% of the NSR royalty from underlying claim holders by payment of US$4,000,000 to EMX.

On August 4, 2015, the Company entered into an exploration and option to purchase agreement, through its wholly owned subsidiary Bronco Creek Exploration, for the Aquila de Cobre project with Kennecott. Pursuant to the agreement, Kennecott can earn a 100% interest in the project by making a cash payment upon execution of the agreement of US$25,000 (received), and thereafter completing US$4,000,000 in exploration expenditures and paying annual option payments totaling US$100,000 on or before the third anniversary of the agreement, and a further US$100,000 upon exercise of the option. Upon exercise of the option EMX will retain a 2% NSR royalty on the properties. After exercise of the option, annual advanced minimum royalty (“AMR”) payments are due starting at US$50,000 and commencing on the first anniversary of the exercise of the option. The AMR payments will increase to US$100,000 upon completion of an Order of Magnitude Study ("OMS") or Preliminary Economic Assessment ("PEA") after which Kennecott may make a one-time payment of US$2,500,000 to extinguish the obligation to make future AMR payments. In addition, if not previously extinguished, total AMR payments after the OMS or PEA milestone payment are capped at US$2,500,000, and all AMR payments cease upon production from the properties. In addition, Kennecott will make milestone payments consisting of:

a.	US$500,000 upon completion of an OMS or PEA;
b.	US$500,000 upon completion of a Prefeasibility Study; and
c.	US$1,000,000 upon completion of a Feasibility Study - this payment will be credited against future royalty payments.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2015

8. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the nine months ended September 30, 2015, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA				Turkey			Asia Pacific
	Scandinavia	Kennecott	Desert Star						New			Other*	Total
		Exploration	Resources	Other USA	Total	Akarca	Other	Total	Zealand	Other	Total
Administration Cost	$59,435	$87	$725	$97,434	$98,246	$9,615	$31,408	$41,023	$4,468	$2,196	$6,664	$51,508	$256,876
Assays	5,239	549	140	19,037	19,726	19	2,734	2,753	-	-	-	1,115	28,833
Drilling/Trenching	10,304	-	-	-	-	-	-	-	-	-	-	-	10,304
Land and Legal	35,661	-	-	93,577	93,577	17,675	32,076	49,751	4,617	7,544	12,161	19,309	210,459
Logistics	24,172	8,385	2,309	65,110	75,804	8,789	20,686	29,475	499	3,816	4,315	21,747	155,513
Personnel	381,641	57,961	21,655	992,149	1,071,765	137,241	332,493	469,734	42,460	74,314	116,774	104,803	2,144,717
Property Cost	92,528	62,945	74,360	362,700	500,005	173,204	87,925	261,129	31,893	37,431	69,324	34,093	957,079
Professional Services	70,701	-	-	7,184	7,184	35,036	102,339	137,375	5,871	9,935	15,806	113,176	344,242
Share Based Payments	7,103	-	-	75,468	75,468	-	12,430	12,430	-	(1,793)	(1,793)	(20,810)	72,398
Technical Studies	18,725	16,681	5,071	53,736	75,488	-	63,389	63,389	3,508	20,812	24,320	90,807	272,729
Travel	71,793	-	-	65,389	65,389	8,497	46,539	55,036	6,111	8,703	14,814	33,563	240,595
Total Expenditures	777,302	146,608	104,260	1,831,784	2,082,652	390,076	732,019	1,122,095	99,427	162,958	262,385	449,311	4,693,745
Recoveries	-	(164,134)	(111,704)	(92,100)	(367,938)	(266,338)	-	(266,338)	-	-	-	(31,300)	(665,576)
Operator fees	-	(16,954)	(3,739)	(9,311)	(30,004)	-	-	-	-	-	-	-	(30,004)
Option Payments	-	(31,460)	-	(31,460)	(62,920)	(125,840)	(115,000)	(240,840)	-	-	-	-	(303,760)
Other Property Income	(9,896)	(5,134)	-	(31,510)	(36,644)	-	(4,487)	(4,487)	(14,625)	-	(14,625)	-	(65,652)
Total Recoveries	(9,896)	(217,682)	(115,443)	(164,381)	(497,506)	(392,178)	(119,487)	(511,665)	(14,625)	-	(14,625)	(31,300)	(1,064,992)
Net Expenditures	$767,406	$(71,074)	$(11,183)	$1,667,403	$1,585,146	$(2,102)	$612,532	$610,430	$84,802	$162,958	$247,760	$418,011	$3,628,753

* Significant components of “Other” total exploration expenditures for the nine months ended September 30, 2015 were Haiti - $255,552; Germany - $81,758; Austria - $67,045; Slovakia - $20,490; Russia - $18,778; and Georgia - $5,688.

8. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures (continued)

During the nine month period ended September 30, 2014, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

			USA				Turkey			Asia Pacific
	Sweden		Desert									Other*	Total
		Vale	Star	Other USA	Total	Akarca	Other	Total	Neavesville	Other	Total
			Resources
Administration Cost	$75,215	$437	$522	$94,350	$95,309	$2,880	$34,015	$36,895	$7,522	$4,938	$12,460	$100,381	$320,260
Assays	75	1,139	6,697	2,333	10,169	85	605	690	-	-	-	15,393	26,327
Drilling/Trenching	34,051	408,092	-	322,675	730,767	-	6,224	6,224	79,321	-	79,321	-	850,363
Land & Legal	36,317	-	-	75,246	75,246	14,808	22,094	36,902	16,616	7,901	24,517	24,327	197,308
Logistics	36,657	351,364	14,300	75,181	440,845	12,411	56,836	69,247	18,192	39,111	57,303	16,697	620,749
Personnel	491,424	81,737	79,517	793,514	954,768	194,550	357,424	551,973	167,114	86,979	254,093	103,253	2,355,510
Property Cost	75,733	164	126,310	510,598	637,072	152,550	23,489	176,039	35,860	13,060	48,920	39,863	977,627
Professional Services	82,178	-	-	9,460	9,460	17,897	58,708	76,605	79,927	25,183	105,110	78,131	351,484
Share Based Payments	32,522	-	-	109,050	109,050	-	6,973	6,973	-	15,956	15,956	34,726	199,227
Technical Studies	51,207	8,577	20,450	6,351	35,378	111	19,466	19,577	17,030	6,435	23,465	216,868	346,495
Travel	72,989	-	-	43,841	43,841	7,547	16,964	24,511	30,347	15,712	46,059	34,103	221,503
Total Expenditures	988,368	851,510	247,796	2,042,598	3,141,904	402,838	602,797	1,005,636	451,928	215,275	667,203	663,742	6,466,853
Recoveries	-	(911,404)	(276,050)	(566,954)	(1,754,408)	(349,037)	-	(349,037)	-	-	-	-	(2,103,445)
Operator fees	-	(72,027)	(27,757)	(54,022)	(153,806)	-	-	-	-	-	-	-	(153,806)
Option Payments	-	-	-	-	-	-	(109,350)	(109,350)	-	-	-	-	(109,350)
Other Property Income	(203,695)	(9,145)	(1,268)	(54,708)	(65,121)	-	(29,341)	(29,341)	(27,664)	-	(27,664)	-	(325,821)
Total Recoveries	(203,695)	(992,576)	(305,075)	(675,684)	(1,973,335)	(349,037)	(138,691)	(487,728)	(27,664)	-	(27,664)	-	(2,692,422)
Net Expenditures	$784,673	$(141,066)	$(57,279)	$1,366,914	$1,168,569	$53,801	$464,106	$517,908	$424,264	$215,275	$639,539	$663,742	$3,774,431

* Significant components of “Other” total exploration expenditures for the nine month period ended September 30, 2014 were Austria - $261,191; Haiti - $177,602; Georgia -135,833; Brazil - $55,955; Slovakia - $25,120; and Other - $8,041.

9. ROYALTY INTEREST

Changes in royalty interest for the nine month period ended September 30, 2015:

Balance, December 31, 2014	$29,327,960
Adjusted for:
Depletion	(1,200,675)
Cumulative translation adjustments	4,385,552
Balance, September 30, 2015	$32,512,837

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the nine month period ended September 30, 2015, $1,145,021 (2014 - $1,780,472) in royalty income was included in operations offset by a 5% direct gold tax and depletion.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices, foreign exchange rates, discount rates, and Net Asset Value (“NAV”) multiples.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. As a result of the decline in the production of gold from the Carlin Trend Royalty Claim Block, in the year ended December 31, 2014 the Company revised its estimated annual gold production over the expected 11 year mine life and updated the NAV and cash flow multiples based on observed market conditions. For the nine months ended September 30, 2015, these assumptions remained reasonable and no further revisions were considered necessary. As a result the Company did not record an impairment charge for the nine month period ended September 30, 2015 related to the Carlin Trend Royalty Claim Block and related assets that make up the same cash-generating unit (“CGU”).

10. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that the Company has no decommissioning or restoration provisions related to the properties for the periods presented.

	September 30, 2015	December 31, 2014
Australia-various properties	$75,184	$75,864
Sweden-various properties	8,043	7,984
Turkey-various properties	294,965	273,097
U.S.A-various properties	432,360	466,502
Total	$810,552	$823,447

11. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Changes in goodwill for the nine month period ended September 30, 2015:

Balance, December 31, 2014	$8,217,542
Adjusted for:	.
Impairment charge	(1,180,574)
Cumulative translation adjustment	1,182,055
Balance, September 30, 2015	$8,219,023

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same CGU are impaired (Note 9). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. Goodwill has been written down in conjunction with the decline of $1,180,574 (2014 - $Nil) of the related deferred income tax liability.

12. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	September 30, 2015	December 31, 2014
U.S.A.	$163,960	$429,175
Total	$163,960	$429,175

13. CAPITAL STOCK

Authorized

As at September 30, 2015, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

13. CAPITAL STOCK (Continued)

Common Shares

During the nine month period ended September 30, 2015, the Company issued 163,000 (2014 - 211,000) shares valued at $233,950 (2014 – 295,550) pursuant to an incentive stock grant program to employees of the Company applied to commitment to issue shares.

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the nine month period ended September 30, 2015, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2014	5,493,200	2.03
Granted	1,341,500	0.66
Cancelled and expired unexercised	(1,218,700)	2.11
Balance as a tSeptember 30, 2015	5,616,000	1.70

Number of options exercisable as at September 30, 2015	5,581,000	$1.70

The following table summarizes information about the stock options which were outstanding and exercisable at September 30, 2015:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
November 10, 2010*	177,500	177,500	2.51	November 10, 2015
February 1, 2011	50,000	50,000	3.21	February 1, 2016
March 18, 2011	150,000	150,000	2.91	March 18, 2016
July 19, 2011	1,218,000	1,218,000	2.80	July 19, 2016
August 3, 2011	10,000	10,000	2.70	Augus t3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016
December 11, 2011	20,000	20,000	2.10	December 11, 2016
July 5, 2012	50,000	50,000	1.96	July 5, 2017
August 22, 2012	921,500	921,500	1.94	August 22, 2017
October 16, 2012	67,000	67,000	2.44	October 16, 2017
April 25, 2014	1,443,000	1,443,000	1.20	April 24, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019
December 22, 2014	60,000	60,000	0.87	December 22, 2019
June 8, 2015	1,341,500	1,306,500	0.66	June 8, 2020

Total	5,616,000	5,581,000

*ExpiredunexercisedsubsequenttoSeptember30,2015

The weighted average remaining useful life of stock options is 2.65 years.

13. CAPITAL STOCK (Continued)

Stock Grants

The Company has received TSX-V approval for the issuance of certain stock grants as discretionary bonuses earned by the President and CEO, Chairman, directors, officers, area managers and certain employees of the Company pursuant to an annual compensation review.

Share-based Payments

During the nine month period ended September 30, 2015, the Company recorded aggregate share-based payments of $512,562 (2014 - $1,158,898) as they relate to the fair value of stock options granted, fair value of incentive stock grants, and the accrual for the fair value of stock granted. Share-based payments are allocated to expense accounts as follows:

	General and
	Administrative	Exploration
Nine months ended September 30, 2015	Expenses	Expenditures	Total

Commitment to issue shares	$86,503	$(34,144)	$52,359
Fair value of stock options granted	353,661	106,542	460,203
	$440,164	$72,398	$512,562

	General and
	Administrative	Exploration
Nine months ended September 30, 2014	Expenses	Expenditures	Total

Commitment to issue bonus shares	$298,833	$24,741	$323,574
Fai rvalue of stock options granted	660,838	174,486	835,324
	$959,671	$199,227	$1,158,898

The weighted average fair value of the stock options granted during the nine month period ended September 30, 2015 was $0.36 per stock option (2014 - $0.54 per stock option). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Nine months ended	Nine months ended
	September 30, 2015	September 30, 2014
Risk free interestrate	1.02%	1.47%
Expected life (years)	5	5
Expected volatility	62.33%	51.75%
Dividend yield	-	-

Warrants

During the nine month period ended September 30, 2015, the change in warrants outstanding was as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2014	9,175,533	$4.56
Expired	(1,919,633)	2.88

Balance as at September 30, 2015	7,255,900	$5.50

13. CAPITAL STOCK (Continued)

Warrants (continued)

As at September 30, 2015, the following share purchase warrants were outstanding and exercisable:

	Number of Warrants	Exercise Price	Expiry Date
Private placement, November 8, 2010*	6,200,000	5.50	November 8, 2015
Private placement, November 12, 2010*	800,000	5.50	November 12, 2015
Finders warrants, November 8, 2010*	255,900	5.50	November 8, 2015
Total	7,255,900

*ExpiredunexercisedsubsequenttoSeptember30,2015

14. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the nine months ended September 30, 2015	Salary or Fees	Payments	Total
Management	$865,969	$108,637	$974,606
Outside directors*	120,103	79,898	200,001
Seabord Services Corp.	314,100	-	314,100
Total	$1,300,172	$188,535	$1,488,707

		Share-based
For the nine months ended September 30, 2014	Salary or Fees	Payments	Total
Management	$659,531	$99,015	$758,546
Outside directors*	127,381	7,370	134,751
Seabord Services Corp.	209,400	-	209,400
Total	$996,312	$106,385	$1,102,697

* Directors fees include $5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.

Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in the table above for the nine month period ended September 30, 2015 is $247,660 (2014 - $Nil) in termination payments to a former officer of the Company. The amount has been included in Other expenses for the period.

Included in accounts payable and accrued liabilities is $8,314 (December 31, 2014 - $8,064) owed to key management personnel and $29,804 (December 31, 2014 - $29,612) to other related parties.

15. SEGMENTED INFORMATION

The Company operates within the resource industry. At September 30, 2015 and December 31, 2014, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	September 30, 2015	December 31, 2014
Asia Pacific	$81,124	$81,124
Haiti	56,085	56,085
Sweden	437,755	437,755
Turkey	346,673	232,547
U.S.A	1,498,674	1,572,375
Total	$2,420,311	$2,379,886

PROPERTY AND EQUIPMENT	September 30, 2015	December 31, 2014
Asia Pacific	$10,275	$12,694
Canada	-	1,630
Georgia	-	6,490
Haiti	26,301	9,040
Sweden	7,734	11,502
Turkey	8,280	24,723
U.S.A	599,606	685,150
Total	$652,196	$751,229

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion form a cash generating unit located in the U.S.A, except $200,000 in a royalty interest held in Serbia.

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at September 30, 2015, the Company had working capital of $2,375,981 (December 31, 2014 - $7,096,916). The management of the Company believes that the capital resources of the Company as at September 30, 2015 are sufficient for its present needs for at least the next twelve months (Note 18). The Company is not subject to externally imposed capital requirements. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Fair Value (continued)

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at September 30, 2015, there were no changes in the levels in comparison to December 31, 2014. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$807,384	$-	$-	$807,384
Restricted cash	290,976	-	-	290,976
Fair value through profit or loss investments	558,810	-	-	558,810
Strategic Investments	281,905	-	-	281,905
Total	$1,939,075	$-	$-	$1,939,075

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and convertible promissory notes (Note 7).

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the September 30, 2015 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $84,000.

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Georgia, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at September 30, 2015 is as follows:

Accounts	US dollars
Cash and cash equivalents	$570,817
Receivables	1,054,218
Accounts payable and accrued liabilities	(222,601)
Advances from joint venture partners	(122,276)
Net exposure	1,280,158
Canadian dollar equivalent	$1,716,564

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at September 30, 2015, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $172,000 in the Company’s pre-tax profit or loss.

17. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	September 30, 2015	December 31, 2014

Cash	$555,703	$3,311,196
Short-term deposits	251,681	3,139,112

Total	$807,384	$6,450,308

17. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

The significant non-cash investing and financing transactions during the nine month period ended September 30, 2015 included:

a.	Recorded a loss through accumulated other comprehensive income of $17,619 related to the fair value adjustments on available-for-sale (“AFS”) financial instruments;
b.	Issuance of 163,000 bonus shares valued at $233,950 applied to commitment to issue shares; and
c.

Adjusted non-current assets and liabilities for $4,630,169 related to cumulative translation adjustments (“CTA”), of which $4,385,552, relates to CTA gain on royalty interest, $1,182,055 relates to CTA gain on goodwill, $1,182,055 relates to a CTA loss on deferred tax liability and $244,617 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency.

The significant non-cash investing and financing transactions during the nine month period ended September 30, 2014 included:

a.	Received 500,000 common shares of Pasinex Resources Limited valued at $25,000 or $0.05 per common share as consideration for the transfer and royalty interest on the Golcuk property in Turkey;
b.	Recorded a loss through accumulated other comprehensive income of $153,810 related to the fair value adjustments on AFS financial instruments;
c.	Issuance of 211,000 bonus shares valued at $295,550 applied to commitment to issue shares;
d.	Reclassification of $324,330 of restricted cash to cash and cash equivalents for joint venture partner advances expensed in the period; and
e.

Adjusted non-current assets and liabilities for $1,199,870 related to CTA, of which $1,485,623 relates to CTA gain on royalty interest, $415,852 relates to CTA gain on goodwill, $482,604 relates to a CTA loss on deferred tax liability and $219,001 relates to CTA loss in the net assets of a subsidiary with a functional currency different from the presentation currency.

18. EVENT AFTER THE REPORTING DATE

Subsequent to September 30, 2015, the Company sold some of its interests in Haiti to joint venture partner Newmont Ventures Limited, a wholly owned subsidiary of Newmont Mining Corporation for a US$4,000,000 cash payment and a retained 0.5% NSR royalty interest.